SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

             Under the Securities Exchange Act of 1934


                           SCHEDULE 13D
                         Amendment No. 3

                     CORONET INSURANCE COMPANY
                  NORMANDY INSURANCE AGENCY, INC.
                         SUNSTATES CORPORATION
              WISCONSIN REAL ESTATE INVESTMENT TRUST
                    HICKORY FURNITURE COMPANY,
                    TELCO CAPITAL CORPORATION,
                       RDIS CORPORATION AND
                          CLYDE WM. ENGLE
                (Name of person(s) filing Statement)




              ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                         (Name of Issuer)



              Common Stock, $.03 par value per share
                  (Title of class of securities)



                             774678 40 3
                           (CUSIP Number)




                          Lee N. Mortenson
                     3500 West Peterson Avenue
              Chicago, Illinois 60659   (312) 539-8283
           (Name, address and telephone number of person
         authorized to receive notices and communications)



                           September 20, 1995
      (Date of event which requires filing of this Statement)

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          CORONET INSURANCE COMPANY

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]

                                                           (b) [ ]
 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.     Check   Box  if  Disclosure  of  Legal  Proceedings  is  Required
        Pursuant to  Items 2(d) or  2(e)


 6.   Citizenship or Place of Organization

          ILLINOIS

 7.   Sole Voting Power

          921,257 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          921,257 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          921,257 Common Shares

 12.    Check   Box   if  the  Aggregate  Amount  in  Row  (11)  excludes
 Certain Shares


 13.  Percent of Class Represented By Amount in Row (11)

          31.1%

 14.  Type of Reporting Person

          IC

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          NORMANDY INSURANCE AGENCY, INC.

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]


                                                            (b) [ ]

 3.   SEC Use Only

 4.   Source of Funds

          N/A

  5.    Check  Box  if  Disclosure   of   Legal   Proceedings  is  Required
         Pursuant         to        Items        2(d)        or        2(e)

                                                            [ ]
 6.   Citizenship or Place of Organization

          ILLINOIS

 7.   Sole Voting Power

          921,257 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          921,257 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          921,257 Common Shares

  12.   Check  Box  if  the  Aggregate   Amount   in   Row   (ll)  excludes
        Certain Shares                                          [ ]

 13.  Percent of Class Represented By Amount in Row (11)

          31.1%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          SUNSTATES CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]

                                                             (b) [ ]

 3.   SEC Use Only

 4.   Source of Funds

          N/A

   5.     Check   Box  if  Disclosure  of  Legal  Proceedings  is  Required
        Pursuant        to        Items         2(d)     or  2(e)   [ ]


 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          921,257 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          921,257 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          921,257 Common Shares

 12. Check   Box   if  the  Aggregate  Amount  in  Row  (ll)  excludes
          Certain Shares                                      [ ]

 13.  Percent of Class Represented By Amount in Row (11)

          31.1%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          WISCONSIN REAL ESTATE INVESTMENT TRUST

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]

                                                             (b)[ ]

 3.   SEC Use Only

 4.   Source of Funds

          N/A

  5.    Check  Box  if  Disclosure   of   Legal   Proceedings  is  Required
         Pursuant         to        Items        2(d) or 2(e)      [ ]


 6.   Citizenship or Place of Organization

          WISCONSIN

 7.   Sole Voting Power

          921,257 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          921,257 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          921,257 Common Shares

  12.   Check  Box  if  the  Aggregate   Amount   in   Row   (ll)  excludes
        Certain Shares

 13.  Percent of Class Represented By Amount in Row (11)

          31.1%

 14.  Type of Reporting Person

          CO--COMMON LAW TRUST

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          HICKORY FURNITURE COMPANY

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]

 3.   SEC Use Only

 4.   Source of Funds

          N/A

 5.     Check   Box  if  Disclosure  of  Legal  Proceedings  is  Required
        Pursuant        to        Items         2(d) or  2(e)    [ ]


 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          921,257 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          921,257 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          921,257 Common Shares

   12.    Check   Box   if  the  Aggregate  Amount  in  Row  (ll)  excludes
        Certain Shares                                             [ ]

 13.  Percent of Class Represented By Amount in Row (11)

          31.1%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          TELCO CAPITAL CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                             (b) [ ]

 3.   SEC Use Only

 4.   Source of Funds

          N/A

  5.    Check  Box  if  Disclosure   of   Legal   Proceedings  is  Required
         Pursuant         to        Items        2(d) or 2(e)      [ ]


 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          921,257 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          921,257 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          921,257 Common Shares

  12.   Check  Box  if  the  Aggregate   Amount   in   Row   (ll)  excludes
     Certain Shares                                                    [ ]

 13.  Percent of Class Represented By Amount in Row (11)

          31.1%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          RDIS CORPORATION

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]

 3.   SEC Use Only

 4.   Source of Funds

          N/A

   5.     Check   Box  if  Disclosure  of  Legal  Proceedings  is  Required
        Pursuant        to        Items         2(d) or 2(e)   [ ]


 6.   Citizenship or Place of Organization

          DELAWARE

 7.   Sole Voting Power

          921,257 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          921,257 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          921,257 Common Shares

   12.    Check   Box   if  the  Aggregate  Amount  in  Row  (ll)  excludes
          Certain Shares

 13.  Percent of Class Represented By Amount in Row (11)

          31.1%

 14.  Type of Reporting Person

          CO

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          CLYDE WM. ENGLE

 2.   Check the Appropriate Box if a Member of a Group      (a) [ ]
                                                            (b) [ ]

 3.   SEC Use Only

 4.   Source of Funds

          N/A

  5.    Check  Box  if  Disclosure   of   Legal   Proceedings  is  Required
         Pursuant         to        Items        2(d) or  2(e)      [ ]


 6.   Citizenship or Place of Organization

          USA

 7.   Sole Voting Power

          921,257 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          921,257 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          921,257 Common Shares

  12.   Check  Box  if  the  Aggregate   Amount   in   Row   (ll)  excludes
        Certain Shares                                                  [ ]

 13.  Percent of Class Represented By Amount in Row (11)

          31.1%

 14.  Type of Reporting Person

          IN

 ITEM 1.   Security and Issuer.

          The title of the class of equity securities to which this statement relates is the shares of common stock, $.03 par value per share. The name and address of the issuer of such securities is Rocky Mountain
  Chocolate Factory, Inc. ("Rocky Mountain"), 265 Turner Drive, Durango, Colorado 8l30l.

 ITEM 2.   Identity and Background


            I.  (a)  Coronet Insurance Company ("Coronet"), an
                      Illinois corporation.

               (b)  The  principal   executive   offices   of  Coronet  are
 located     at     3500     West     Peterson     Avenue,     Chicago,
 Illinois 60659.

               (c)  Coronet    is   engaged   primarily   in   underwriting
 automobile insurance.  Coronet is a wholly-owned  subsidiary   of  Normandy
 Insurance  Agency, Inc.


             (d) (e) Except as noted in Section IX Coronet has not during the past five years, been convicted in a criminal proceeding of any sort
(excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting
or  mandating  actions  subject to,   federal or state securities laws or
finding any violation with respect to such laws.


          The identity and background of the executive officers and directors of Coronet, all of whom are United States citizens, are as follows:

          Lee N. Mortenson, 3500 West Peterson Avenue, Chicago,    Illinois
 60659, is President, Chief Executive Officer and a director of Coronet (see Section III).

          Mark Chamberlain Riess, 3500 West Peterson Avenue, Chicago, Illinois 60659, is Secretary-Treasurer of Coronet.

          Timothy L. Brown, 3500 West Peterson Avenue, Chicago, Illinois 60659 is Vice President of Coronet.

           Henry A. Eckenfels, Jr., 3500 West Peterson Avenue, Chicago, Illinois 60659 is Vice President of Coronet.

           Howard Friedman is a director of Coronet (see Section
 III).

          Clyde Wm. Engle is a director of Coronet (see Section    VIII).

          Everett A. Sisson is a director of Coronet (see Section  III).

          Timothy L. Brown is a director of Coronet (see Section   III).

            To the best of Coronet's knowledge,  except  as  set  forth  in
 Section IX none of the above individuals has, during the past five years been convicted in a criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

             II.   (a)    Normandy  Insurance  Agency,  Inc.  ("Normandy"),
 an Illinois corporation.

                  (b)    The  principal  executive  offices   of   Normandy
      are      located     at     3500      West      Peterson      Avenue,
 Chicago, Illinois 60659.

                  (c)    Normandy  is  engaged  primarily  in  underwriting
 and selling automobile  insurance.   Normandy  is a wholly-owned subsidiary
 of Sunstates Corporation.

             (d)  (e)    Normandy has  not  during  the  past  five  years,
 been convicted in a criminal  proceeding of any sor (excluding  misdemeanors
  similar to traffic violations)  or been subject  to  a   judgment,  decree
 or  final  order enjoining  future violations or prohibiting or mandating
actions  subject to, federal  or  state   securities  laws or finding any
violation with respect to such laws.

          The identity and background of the executive officers and directors of Normandy, all of whom are United States citizens, are as follows:

          Lee N. Mortenson is President  and  a  director of Normandy  (see
 Section III).

          Mark Chamberlain Riess is Secretary-Treasurer  of  Normandy  (see
 Section I).

          Clyde Wm. Engle is Vice President and a director of      Normandy
 (see Section VIII).



            To  the  best  of  Normandy's knowledge, except as set forth in
 Section IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar  misdemeanors),  or  been  subject  to  a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

           III.   (a)   Sunstates  Corporation  ("Sunstates"),  a  Delaware
 corporation.

               (b)  The    principal   executive   offices   of   Sunstates
 are located at 4600 Marriott Drive, Suite 200, Raleigh, NC 27612.

               (c) Sunstates is engaged primarily in the development and sale of real estate and in the manufacture and sale of furniture and in insurance underwriting. Sunstates is a subsidiary of Wisconsin Real Estate Investment Trust.

            (d) (e) Sunstates has not during the past five years, been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Sunstates, all of whom are United States citizens, are as follows:

           Clyde Wm. Engle is Chairman of the Board and Chief
 Executive Officer and a director of Sunstates (see Section VIII).

           Harold Sampson, 222 East Erie Street, Milwaukee,
  Wisconsin, is a director of Sunstates; and Chairman of the Board of Sampson Enterprises, Inc., a firm engaged in the development of real estate.

           William D. Schubert, 4600 Marriott Drive, Suite 200,
 Raleigh, N.C. 27612, is a director of Sunstates.

           Lee N. Mortenson, 55 E. Monroe Street, Chicago, Illinois
 60603 is President, Chief Operating Officer and a director of Sunstates.

           Robert J. Spiller, 4600 Marriott Drive, Suite 200,
 Raleigh, N.C. 27612, is a director of Sunstates; formerly Chairman of the Board and a director of The Boston Five Cents Savings Bank, 10 School Street, Boston, Massachusetts 02108.

          Howard Friedman, 10 South Wacker Drive, Suite 4000, Chicago, Illinois 60606, is a director of Sunstates and an attorney-at-law and member of the firm of Altheimer and Gray, l0 S. Wacker Drive, Chicago, Illinois 60606.

           Glenn Kennedy, 4600 Marriott Drive, Suite 200, Raleigh, N.C. 27612, is the Chief Financial Officer of Sunstates.

           Richard Leonard, 4600 Marriott Drive, Suite 200, Raleigh, N.C. 276l2 is Secretary of Sunstates.

          To  the  best  of  Sunstate's  knowledge, except as set forth  in
 Section IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar  misdemeanors),  or  been  subject  to  a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

           IV.   (a)  Wisconsin Real Estate Investment Trust ("WREIT") is a
 common law business  trust  formed under the          laws of the State of
 Wisconsin.

               (b)  The  principal   executive   offices   of   WREIT   are
 located at 55 E. Monroe Street, Chicago,
 Illinois 60603.

               (c)  WREIT   is  a  real  estate  investment  trust.   WREIT
 is a subsidiary of Hickory Furniture Company.

             (d) (e)  WREIT has  not  during  the  past  five  years,  been
 convicted    in     a     criminal     proceeding     of    any    sort
 (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity, address and principal occupation or employment of the executive officers and Trustees of WREIT, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle is Chairman of the Board of Trustees and Secretary of WREIT (see Section VIII).

          Philip J. Robinson is Treasurer and Chief Accounting      Officer
 of WREIT (see Section VI).

          Harold Sampson, 222 East Erie Street, Milwaukee, Wisconsin, is a trustee of WREIT (see Section III).

           To the best of WREIT's knowledge, except as set forth in Section IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

           V. (a)  Hickory Furniture Company ("Hickory"), a
                    Delaware corporation.

             (b)    The  principal  executive   offices   of   Hickory  are
 located at 300 Oak Street, High Point, North
                     Carolina 27260.

              (c) Hickory is engaged primarily, through its subsidiaries, in the manufacture, development and sale of real estate, in insurance
                      underwriting and in the manufacture and sale of furniture. Hickory is a subsidiary of Telco
                     Capital Corporation.

          (d) (e)   Except as set forth in Section IX Hickory has  not,
during  the  past  five years, been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Hickory, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle is Chief Executive Officer and a director of Hickory (see Section VIII).

          Lee N. Mortenson is a director of Hickory (see Section   III).

            To  the  best  of  Hickory's knowledge, except as set forth  in
 Section IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar  misdemeanors),  or  been  subject  to  a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

           VI.   (a)   Telco  Capital  Corporation  ("Telco"),  a  Delaware
 corporation.

               (b) The principal executive offices of Telco are located at 55 E. Monroe Street, Chicago,
 Illinois 60603.

               (c) Telco, through its subsidiaries, manufactures and sells furniture, owns and develops real estate and underwrites and sells
 automobile insurance.   Telco  is  a  wholly-owned subsidiary  of RDIS
Corporation.

           (d) (e) Except as set forth in Sectiion IX, Telco has not, during the past five years been involved in a criminal proceeding of any sort or been subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of Telco, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle, 55 E. Monroe Street,  Chicago, Illinois   60603,
 is Chairman of the Board and Chief Executive Officer of Telco (see Section
 VIII).

          Lee N. Mortenson is a director of Telco (see Section III).

          Amelia S. Fitzgerald, 55 E. Monroe Street, Chicago,      Illinois
 60603, is Vice-President, Assistant to the Chairman and Secretary of Telco and Vice President and Assistant to the Chairman of Bank of
 Lincolnwood.

          Philip J. Robinson, Jr., 55 E. Monroe Street, Chicago,   Illinois
 60603 is Vice President and Chief Financial Officer of
 Telco.

          Gerald M. Tierney, Jr., 55 E. Monroe Street, Chicago,    Illinois
 60603 is a Senior Vice President and General Counsel of Telco.

           To the best of Telco's knowledge, except as set forth in Section IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          VII.  (a)  RDIS Corporation, a Delaware corporation      ("RDIS")
 (formerly known as Libco Corporation).

               (b)  The   principal   executive   offices   of   RDIS   are
 located at 55 E. Monroe Street, Chicago,
 Illinois 60603.

               (c)  RDIS's   principal   business   is   conducted  through
 its wholly-owned subsidiary, Telco.



           (d) (e) RDIS has not during the past five years, been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining futur violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          The identity and background of the executive officers and directors of RDIS, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle is Chairman of the Board of Directors, President and Treasurer of RDIS (see Section VIII).

          Gerald M. Tierney, Jr. is Secretary of RDIS (see Section  VI).

           To the best of RDIS's knowledge, except as set forth in Section IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          VIII. Clyde Wm. Engle, 55 E. Monroe Street, Chicago, Illinois 60603, is Chairman of the Board of Directors and Chief
 Executive Officer of RDIS, Chairman of the Board of Directors,
 President and Chief Executive Officer of Telco, Chairman of the
 Board, President and Chief Executive Officer of GSC Enterprises, Inc.  and
  Chairman of the Board of its subsidiary, Bank of Lincolnwood and Chairman of the Board and Chief Executive Officer of Sunstates Corporation.

            Except as set forth in Section IX, Mr. Engle has not during the past five years been convicted in a criminal proceeding of any sort
  (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

       IX.

          Coronet, Hickory, Telco and Mr. Engle are the subject of a cease and Desist order dated October 7, 1993, issued by the Securities and Exchange Commission (the Commission) requiring each of them to permanently cease and desist from committing any further violations of Section l6(a) of the Securities Exchange Act of l934 as amended and the rules promulgated thereunder, which requires monthly and other periodic reports of transactions in certain securities. The Commission found some of the reports of such transactions to have been filed delinquently although many of these transactions were between affiliated entities or had been publicly reported in other reports filed with the Commission or had been otherwise publicly announced.

 ITEM 3   Source and Amount of Funds or Other Consideration.

               Not Applicable

 ITEM 4.  Purpose of Transaction.

         The purpose of purchases of securities of Rocky Mountain by Coronet is for investment.

         The reporting persons intend to review continuously their position in Rocky Mountain and may, depending upon their evaluation of Rocky
 Mountain's business and prospects as well as  upon future developments and upon price, availability of shares and other factors, determine to increase, decrease or eliminate their position in Rocky Mountain.

         The reporting persons are not considering any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Rocky Mountain or any of its subsidiaries; (b) a sale or transfer of a material  amount  of assets of Rocky Mountain or any of its subsidiaries;
 (c) any change in Rocky Mountain's Board of Directors or management; (d) any material change in the present capitalization or dividend policy of
  Rocky Mountain other than set forth in Item 6 below; (e) any material change in Rocky Mountain's business, corporate structure, charter or by-
  laws; (f) any change which would impede the acquisition of control of Rocky Mountain by any person; (g) any class of securities of Rocky Mountain to be delisted; (h) Rocky Mountain common stock to be eligible to be deregistered under the Securities Exchange Act of l934; or (i) any action similar to those enumerated above.

 ITEM 5.  Interest in Securities of the Issuer.

         (a) Coronet owns directly 921,257 shares of common stock of Rocky Mountain. All securities owned by Coronet may also be deemed to be owned beneficially by the other reporting persons.

         (b) Each of the reporting persons may be deemed to possess both sole power to direct the vote and sole power to direct the disposition of the securities of Rocky Mountain owned by Coronet.

          (c) On September 20, 1995, Coronet sold 500,000 common shares of Rocky Mountain for an aggregate sale of $7,730,000.

         (d)   On September 25, 1995, certain promissory notes of
               Mr. Frank Crail held by Coronet which were previously in default were paid in full. Upon payment, 337,767 shares of the common stock of Rocky Mountain representing the collateral for the notes were returned to Mr. Crail.


 ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.


               On September 25, 1995, Coronet through an underwriter, sold an aggregate of 500,000 shares of the common stock of Rocky Mountain in a registered public offering. In connection with that offering, Coronet entered into an underwriting agreement with respect to such 500,000 shares, and a lock up agreement under which Coronet agrees not to sell or otherwise dispose of any additional shares without the consent of the underwriter.




 ITEM 7.  Materials to be Filed as Exhibits.

          (a) A joint filing undertaking as required by the Rules is attached.*

          (b) Note Purchase Agreement between Rocky Mountain Chocolate Factory, Inc. and Coronet Insurance Company dated November l6, l987.*

          (c)  Convertible Promissory Notes dated November l6, l987.*

          (d) Note Purchase Agreement between Coronet Insurance Company, James C. Hilton and Mark Lapinski dated as of November l0, l987.*
          (e)  Promissory Note of Franklin E. Crail dated June l, l985.*

           (f) Promissory Note of Franklin E. Crail dated December l, l985.*

           (g) Pledge Agreement between Coronet Insurance Company and Franklin E. Crail dated November l7, l987.*

         (h) Purchase Agreement between Piper Jaffray Inc. and Coronet Insurance Company dated September 20, 1995.**

          (i) Lock Up Agreement between Piper Jaffray Inc. and Coronet Insurance Company dated September 20, 1995. **

 ______
 * Previously filed.
 ** Filed herewith.


                              SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

 Dated:  September 29, 1995



                              CORONET INSURANCE COMPANY
                              NORMANDY INSURANCE AGENCY, INC.
                              SUNSTATES CORPORATION
                              WISCONSIN  REAL ESTATE INVESTMENT  TRUST
                              HICKORY FURNITURE COMPANY
                              TELCO CAPITAL CORPORATION
                              RDIS CORPORATION


                              By:  /S/ CLYDE WM. ENGLE
                                       Clyde Wm. Engle
                                    Thereunto duly authorized


                                    /S/ CLYDE WM. ENGLE
                                   CLYDE WM. ENGLE